For Immediate Release                  Contact:    Edward A. Burkhardt
Dated October 22, 2000                 Telephone:  773-714-8669


        WISCONSIN CENTRAL SHAREHOLDERS FORM COMMITTEE TO MAXIMIZE VALUE

     Edward A. Burkhardt, former Chairman, President and Chief Executive Officer of Wisconsin Central Transportation Corporation (NASDAQ: WCLX), today announced the formation of a committee to improve company performance and to maximize shareholder value. The committee, the Wisconsin Central Shareholders Committee to Maximize Value, plans to solicit shareholder consents to replace the current members of Wisconsin Central's Board of Directors with a group of experienced directors committed to take specific steps the Committee believes are necessary to reverse the slide in earnings and share price that has occurred since Mr. Burkhardt resigned from Wisconsin Central in July 1999. With holdings of almost
3.5 million shares, Mr. Burkhardt is one of WCLX's largest owners.

     The Committee has proposed a focused program to maximize shareholder value, including:

     . Restoring Wisconsin Central's North American operations to historic levels of revenue growth and reversing the recent slide in earnings;

     . Discontinuing efforts to invest in highly risky and low return international rail privatizations, including attempts to acquire the Aqaba Railway in Jordan;

     . Liquidating or spinning off Wisconsin Central's minority interests in its under performing overseas rail investments;

     . Exploring the sale of Wisconsin Central's North American operations to a strategic buyer; and

     . Improving corporate governance to require the annual election of all directors.

     Mr. Burkhardt cited a 17% slide in net income in the year subsequent to his resignation and a decline in share price from $18.88 just prior to announcement of his resignation to $10.625 at Friday's close. He compared this with compound average annual increases in net income of 115% and in share price of 26% in the eight calendar years preceding his resignation.

     Mr. Burkhardt said "It is clear in my opinion that the present Board has no effective strategy in place to reverse this decline and to unlock the inherent value of Wisconsin Central for the benefit of its owners. We are tired of experiencing the continuous flow of earnings warnings and downgrades by analysts." He reiterated the commitment of the Committee's board nominees to restoring Wisconsin Central to its traditional position of leadership in generating shareholder value in the rail industry.

     In addition to Mr. Burkhardt, the Committee's nominees are:

     . John W. Barriger, Vice President of The Derson Group (personnel consultants), formerly a long-time official of the Santa Fe Railway.